RESULTS OF SHAREHOLDER MEETING
VIRTUS OPPORTUNITIES TRUST
MAY 26, 2016
(Unaudited)

At a special meeting of shareholders of Virtus Emerging Markets
Equity Income Fund and Virtus Essential Resources Fund
(collectively, the "Funds"), each a series of Virtus
Opportunities Trust, held on May 26, 2016, shareholders voted on the following proposal:



Number of Eligible Votes:

To approve a new subadvisory agreement between Virtus Investment
Advisers, Inc., the Funds' Investment Adviser, and Kleinwort
Benson Investors International, Ltd., the Funds' Subadviser.

FOR                 AGAINST              ABSTAIN

Virtus Emerging Markets Equity Income Fund
3,697,072.869         0                    0

Virtus Essential Resources Fund
506,647.913           0                    0

Shareholders of the Funds voted to approve the above proposal.